Are you considering small-cap investing to help your clients rebuild their portfolios?

Lower expense ratio on five-star small cap value fund.

Visit www.paradigmcapital.com to request an attribution report showing the true drivers of fund performance.

Contact Gordon Sacks, Vice President
at 518-431-3261 or gsacks@paradigmcapital.com

Consider the investment objectives, risks, charges, and expenses of each Paradigm Fund carefully before investing. The prospectus and the statement of additional information contain this and other information about the Funds and are available by calling 800-239-0732. Please read the prospectus and statement of additional information carefully before investing.

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of March 31, 2009, the number of funds in the Small Value category tracked by Morningstar was 349 for the 3 year period and Overall Ranking and 269 for the 5 year period. As of March 31, 2009, the Paradigm Value Fund did not have a 10-year rating. The number of funds in the Mid-Cap Blend category tracked by Morningstar was 558 for the 3 year period and Overall Ranking. The fund does not have a five-year or 10-year ranking.

Paradigm
Capital Management, Inc.

★★★★★

Paradigm Value Fund (PVFAX)
Five-star Small-Cap Value fund

★★★★

Paradigm Select Fund (PFSLX)
Four-star Mid-Cap Blend fund

Rankings as of 3/31/09

- Significant capacity
- Strong performance history & investment process
- Designed for fee-based advisors: No load, no 12b-1
- Available through Pershing, Schwab, Fidelity, AIG, TD Ameritrade and other platforms